                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       Commission File Number:333-10486

                          For the Month of March 2002


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Shibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X              Form 40-F ____
                             -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____        No  X
                                               -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:

                               Table of Contents

1. Notice of convocation of the 13th annual meeting of shareholders (English translation)

2. Press release regarding notice of the issuance of bonds with subscription warrants pursuant to the "incentive plan" (English translation)

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Trend Micro Incorporated


Date: March 29, 2002                      By: /s/ Mahendra Negi
                                              ---------------------------
                                              Mahendra Negi
                                              Representative Director and
                                              Chief Financial Officer

                           Trend Micro Incorporated
                       Odakyu Southern Tower, 10th Floor
                                2-2-1, Yoyogi,
                               Shibuya-ku, Tokyo


March 4, 2002

                    The 13th Annual Meeting of Shareholders
                    ---------------------------------------

Dear Shareholders:

You are cordially invited to attend our annual shareholder's meeting of the 13th fiscal period as shown below.

If you are unable to attend the meeting, you can participate by submitting the enclosed voting paper, after filling it out upon your review, by the specified date.

1.  Time & Date:           10 a.m. Tuesday, March 26, 2002
2.  Location:     Century Room in Century Hyatt Tokyo, B1F
                  7-2, Nishi-shinjuku 2-chome, Shinjuku-ku, Tokyo
                  (Please note that the location has been changed from last year)
3.  Agenda

..     Matters to be reported: Balance Sheet as of Dec. 31, 2001, and Business
      Report and Income Statement for the period of Jan. 1, 2001 through Dec. 31, 2001
..     Matters to be resolved
Item 1:  Proposed Appropriation of Retained Earnings
                for the 13th fiscal period
Item 2:  Acquisition of treasury stock
            This is detailed in the attached "Reference Information" (page    )
Item 3:  Modification of the Articles of Incorporation of the Company
         This is detailed in the attached "Reference Information" (page    )
Item 4:  Election of one director
Item 5:  Election of four statutory auditors

We look forward to seeing you at the meeting or receiving your completed voting paper.

Yours sincerely,


Steve Ming-Jang Chang
President

P.S. If you are able to attend the meeting, please submit the voting paper to the staff members at the reception.

Attached Document

                     BUSINESS REPORT FOR FISCAL YEAR 2001
                     ====================================

                        (Jan. 1, 2001 to Dec. 31, 2001)

1.  Business Review of Fiscal 2001

(1)      Overview of 2001 Results

During 2001, IT demand has been sluggish in Japan, the U.S. and Europe, for example, there has been a reduction of corporate investment in IT. The influence of such investment reduction has begun to reach the network security area, which has previously been considered a high priority IT investment. Thus, the circumstances surrounding the Group have been increasingly harsh. The survey of October 2001 conducted by Information Security, a U.S. company, reported the result that approximately one-third of the companies subject to the survey have frozen their network security-related investments for 2001 because of the deterioration of economic conditions, and this is most prevalent in North America.

However, many companies have not changed their basic policies to continuously expand investment in the promotion of networking, the review of core business systems, and others. Therefore, although short-term fluctuations are shown, there is no change in the prospect that our industry will steadily grow in the long and medium terms. In addition, recently there are new types of viruses which automatically attack the existing weakness in a computer through the Internet. This causes damage, which is typified by viruses such as "Code Red," programmed to attack the White House, or "Nimda," having a number of attacking methods: Such new viruses are characterized as having higher infection ability compared to conventional viruses. Therefore, users are demanding network security vendors for more effective products and services more than ever before.

The report of the Information-technology Promotion Agency, Japan (IPA), shows that the damage caused by viruses has also been increasing in Japan, including the fact that the number of reports of found viruses in 2001 is more than double the number reported the previous year, which is the worst result to date. Due to the drastic increase in the number of broadband users and others, the recognition of the need for network security has substantially improved.

In the Company's domestic business, as anti-virus products are gradually spreading from large companies to small and medium sized businesses, the number of customers subscribing to "Virus Buster Corporate Edition" and "ServerProtect" are steadily increasing. In addition, accompanied by the increase in the cases of virus damage via e-mail, the sales of the "InterScan" series, anti-virus software based on Internet servers, grew solidly. The sales of package products in the retail market exceeded the company's estimate due to the timely release of the new product "Virus Buster 2002" when malicious viruses were rampant during the second half of the year. Regarding the VirusWall E-Mail Service (formally-known as Internet Outsourcing Service) which provides anti-virus measures as a service through alliances with ISPs (Information Service Providers), also, services provided by large ISPs such as @Nifty or OCN became well under way and the number of customers are rapidly increasing for the same reason as above.

As for the business developments in North America and Europe, the sales of products for relatively large customers, mostly anti-virus products for high-level networks, such as "InterScan" series or "ScanMail" series, showed a steady growth.

 Large corporate customers are concerned with not only the performance of the anti-virus software itself, but also the quality of the support provided by a vender during the software license term. Therefore, they select a vender in the viewpoint of how promptly it can provide a response to a threat of a new virus infection. We have taken advantage of being specialized in the anti-virus business and have already started to provide our customers with "Premium Support Service." This service guarantees support quality ahead of other U.S. competitors. In line with the increasing demand for anti-virus measures for network storage, "ServerProtect for EMC Celerra" and "ServerProtect for Network Appliance," have been added as new products of the "ServerProtect" series.

As a result, the sales for the 2001 fiscal year totaled JPY 18,454 million (up 95.8% compared to 2000), the ordinary income totaled JPY 7,589 million (up 199.5% compared to 2000) and the net income totaled 393 million (down 80.7% compared to 2000).

(2)      Facility Investment

The total facility investment for the 2001 fiscal year was JPY 545 million, which was mainly made in equipment necessary for the development of new technologies and the streamlining of the core business.

(3)      Fund Raising

The Company issued the 6th round of unsecured bonds (with detachable stock-purchase warrants) of JPY 5,000 million, specifying the due date of payment as March 19, 2001, the 7th round of unsecured bonds (with detachable stock-purchase warrants) of JPY 1,500 million, specifying the due date of payment as June 4, 2001 and the 8th round of unsecured bonds (with detachable stock-purchase warrants) of JPY 6,000 million, specifying the due date of payment as November 19, 2001.

(4)      Future projections

Caused mainly by worsened business confidence in North America and Europe, corporate investments in IT have begun to show a sluggish growth. The Company's business environment is not very optimistic, influenced by these reductions in IT investments. However, today as many companies are depending more on networks, including mail systems, the scope of opportunity loss in the case of an internal system being down is becoming an overwhelmingly large amount of money compared to several years ago. Therefore, network security measures, including anti-virus measures, will be more important in the future. In this market environment in which steady expansion can be projected in the long and medium terms, the Company recognizes its business challenge to maintain its competitive advantage over major U.S. competitors. Setting as its goals the enhancement of distribution channels, the improvement of company recognition (brand power), and product development based on the customer's needs, the Company, as a corporate group including the U.S corporation, the Europe corporations, the Taiwanese corporation, etc., will endeavor to expand its share in domestic and overseas markets in the future.

(5) The business results and the state of assets for the past few fiscal years
                    (Millions of yen except *, which is in single yen units)

------------------------------------------------------------------------------------------------------------
Fiscal year                  10th (ended         11th (ended             12th (ended          13th (ended
                             Dec. 1998)          Dec. 1999)              Dec. 2000)           Dec. 2001)
------------------------------------------------------------------------------------------------------------
Sales                                 5,843                7,220                9,426                18,454
------------------------------------------------------------------------------------------------------------
Ordinary Income                       2,422                2,160                2,533                 7,589
------------------------------------------------------------------------------------------------------------
Net income                            1,391                1,125                2,038                   393
------------------------------------------------------------------------------------------------------------
Net income per share*                 73.28                17.70                31.26                  2.99
------------------------------------------------------------------------------------------------------------
Total assets                         15,745               24,436               33,493                49,142
------------------------------------------------------------------------------------------------------------
Net assets                           14,131               15,719               19,655                21,139
------------------------------------------------------------------------------------------------------------

Notes:
1. The net income per share is calculated based on the average number of shares during each fiscal year. The Company had a three for one stock split as of Nov. 19, 1999 during the 11th fiscal period, as well as a two for one stock split as of May 18, 2001 during the 13th fiscal period. It is assumed that the stock split was performed at the beginning of each fiscal year.

2. During the 10th fiscal year, the Company reduced the par value of its shares from 50,000 yen to 500 yen as of Jan. 1, 1998. The Company also split and 500 yen par value shares into ten shares of 50 yen par value as of May 7, 1998. In addition the Company issued 2,500,000 new shares in a public offering as of Aug. 18, 1998, and issued 335,600 shares due to the exercise of the stock-purchase warrants during the period of Sept. 1 through Dec. 31, 1998.

3. An increase in the total assets and net assets for the 10th fiscal year was primarily due to the public offering of new shares.

4. An increase in total assets for the 11th fiscal year was primarily due to the issuance of the 4th round of unsecured bonds (with detachable stock-purchase warrants).

5. During the 11th fiscal year, the net assets increased by 672 million yen due to the issue of new shares associated with the exercise of the stock-purchase warrants.

6. The increase in the net assets for this 12th fiscal year was primarily due to the issuance of the 5th round of unsecured bonds (with detachable stock-purchase warrants).

7. During the 12th fiscal year, the net assets increased by 1,750 million yen due to the issue of new shares associated with the exercise of the stock-purchase warrants.

8. An increase in total assets for the 13th fiscal year was primarily due to the issuance of the 6th and the 7th rounds of unsecured bonds (with detachable stock-purchase warrants).

9. During the 13th fiscal year, the net assets increased by 1,091 million yen due to the issue of new shares associated with the exercise of the stock-purchase warrants.

10. From the 13th fiscal year, the net income per share is calculated after deducting the treasury stocks from the total number of issued stocks, due to the amendment of the rules for account statement in the Commercial Code, which provides a deduction of treasury stocks from capital.


2.    Company Profile (as of Dec. 31, 2001)

(1)   Main Business
         Development and marketing of security-related software for computers and the Internet.

(2)   Offices
         Main office:      Shibuya-ku, Tokyo
         Sales office:     Osaka office (Chuo-ku, Osaka)
                           Fukuoka office (Hakata-ku, Fukuoka)
                           Nagoya office (Naka-ku, Nagoya)

         Note: The Nagoya office has been moved to Naka-ku from Nakamura-ku in Nagoya as of March 1, 2001.

(3)   Details on the Company's Shares

[1]   Total number of shares to be issued by the Company:  250,000,000 shares
[2]   Total number of outstanding shares:                  132,052,284 shares

      Notes:
      1. Based on the resolution made at the meeting of the Board of Directors held on February 15, 2001, regarding those shares owned by the shareholders listed on the final shareholder register and beneficiary shareholder register as of March 31, 2001, the stock split was performed by splitting one share into two shares as of May 18, 2001. In accordance with this, the total number of outstanding shares increased by 65,679,227 shares.

      2. The new shares issued by the Company during this fiscal year by exercising the stock-purchase warrants are as follows:

         1st round unsecured bonds (with detachable stock-purchase warrants):
                                                                  373,800 shares

         2nd round unsecured bonds (with detachable stock-purchase warrants):
                                                                  159,300 shares

         3rd round unsecured bonds (with detachable stock-purchase warrants):
                                                                  73,800 shares

         4th round unsecured bonds (with detachable stock-purchase warrants):
                                                                  205,736 shares

         5th round unsecured bonds (with detachable stock-purchase warrants):
                                                                        - shares

         6th round unsecured bonds (with detachable stock-purchase warrants):
                                                                        - shares

         7th round unsecured bonds (with detachable stock-purchase warrants):
                                                                        - shares

         8th round unsecured bonds (with detachable stock-purchase warrants):
                                                                        - shares

[3]  Total number of shareholders:            14,529 persons


[4]  Major shareholders

------------------------------------------------------------------------------------------------------------
                                         Contribution to the Company          Contribution  to
                                         by shareholders                      shareholders by the
          Shareholder's name                                                  Company
                                        --------------------------------------------------------------------
                                         No. of            Shareholders'      No. of     Shareholders'
                                         shares            Equity             shares     Equity
                                                           (%)                           (%)
------------------------------------------------------------------------------------------------------------
Trueway Company Limited                    24,850,000              18.81           -                   -
------------------------------------------------------------------------------------------------------------
MLPFS Custody Account No. 2                12,628,500               9.56           -                   -
------------------------------------------------------------------------------------------------------------
Gainway Enterprises Limited                12,511,000               9.47           -                   -
------------------------------------------------------------------------------------------------------------
Ming-Jang Chang                             5,208,000               3.94           -                   -
------------------------------------------------------------------------------------------------------------
Japan Trustee Services and Banking          4,986,500               3.77           -                   -
Corporation
Trust Account
------------------------------------------------------------------------------------------------------------
The Mitsubishi Trust and Banking            4,572,000               3.46           -                   -
Corporation
Trust Account
------------------------------------------------------------------------------------------------------------
State Street Bank and Trust Company         3,285,800               2.48           -                   -
------------------------------------------------------------------------------------------------------------
The Toyo Trust and Banking Co., Ltd.        3,179,000               2.40           -                   -
Trust Account A
------------------------------------------------------------------------------------------------------------
The Dai-ichi Mutual Life Insurance          1,770,500               1.34           -                   -
Company
Special Account
------------------------------------------------------------------------------------------------------------
Trust & Custody Services Bank, Ltd.         1,455,000               1.10           -                   -
Pension Trust Account
------------------------------------------------------------------------------------------------------------

[5]  Issuance of compensatory warrants to officers

     Based on the resolution at the meeting of the Board of Directors held on Mar. 17, 1998, and the special resolution at the annual meeting of shareholders held on March 28, 1998, the Company issued the 2nd round of unsecured bonds (with detachable stock-purchase warrants) as of Apr. 15, 1998. Based on the resolution at the meeting of the Board of Directors held on May 28, 1998, and the special resolution at the extraordinary meeting of shareholders held on May 29, 1998, the Company issued the 3rd round of unsecured bonds (with detachable stock-purchase warrants) as of June 17, 1998. Based on the resolutions at the meetings of the Board of Directors held on June 30, 1999 and July 7, 1999, the Company issued the 4th round of unsecured bonds (with detachable stock-purchase warrants) as of July 29, 1999. Based on the resolutions at the meetings of the Board of Directors held on June 1, 2000 and June 8, 2000, the Company issued the 5th round of unsecured bonds (with detachable stock-purchase warrants) as of June 26, 2000. Based on the resolutions at the meetings of the Board of Directors held on Feb. 15, 2001 and Feb. 23, 2001, the Company issued the 6th round of unsecured bonds (with detachable stock-purchase warrants) as of Mar. 19, 2001.

     Based on the resolutions at the meetings of the Board of Directors held on May 8, 2001 and May 16, 2001, the Company issued the 7th round of unsecured bonds (with detachable stock-purchase warrants) as of June 4, 2001. Based on the resolutions at the meetings of the Board of Directors held on Oct. 25, 2001 and Nov. 1, 2001, the Company issued the 8th round of unsecured bonds (with detachable stock-purchase warrants) as of Nov. 19, 2001.

     These were "compensatory warrants" defined under the provisions concerning "the allocation of new shares to third parties prior to registration and the transfer of shares to persons specially interested (Clause 10, Article
     2)" provided by the Japan Securities Dealers Association. The detachable stock-purchase warrants are outlined below. For the 2nd, 3rd and 4th rounds of unsecured bonds (with detachable stock-purchase warrants), the "exercise price" was adjusted from the stock split (splitting one share into three shares) which took place as of Oct. 1, 1999. Furthermore, for the 2nd, 3rd, 4th, 5th and 6th rounds of unsecured bonds (with detachable stock-purchase warrants), the "exercise price" was adjusted from the stock split (splitting one share into two shares) which took place as of April 1, 2001.

     Regarding the 1st Round of Unsecured Bonds (with detachable stock-purchase warrants) issued as of Oct. 17, 1997, the exercise period for the warrant expired on Oct. 12, 2001.

     [2nd Round of Unsecured Bonds (with detachable stock-purchase warrants)]

     .  Total amount of bonds:                      412,965,000 yen

     .  Stock type:                                 Common stock
     .  Exercise price:                             142.50 yen
     .  Total amount represented by warrants:       412,965,000 yen
     .  Exercise period:  From April 27, 1998 to Apr. 5, 2002
     .  Purchaser:                 The directors and certain employees of the
                                   Company and the officers and certain
                                   employees of the Company's subsidiaries

     [3rd Round of Unsecured Bonds (with detachable stock-purchase warrants)]

     .  Total amount of bonds:                      196,650,000 yen
     .  Stock type:                                 Common stock
     .  Exercise price:                             142.50 yen
     .  Total amount represented by warrants:       196,650,000 yen
     .  Exercise period:  From June 25, 1998 to June 7, 2002
     .  Purchaser:                 The directors and certain employees of the
                                   Company and the officers and certain
                                   employees of the Company's subsidiaries

     [4th Round of Unsecured Bonds (with detachable stock-purchase warrants)]

     .  Total amount of bonds:                      6,000,000,000 yen
     .  Stock type:                                 Common stock
     .  Exercise price:                             3,200 yen
     .  Total amount represented by warrants:       6,000,000,000 yen
     .  Exercise period:  From August 20, 1999 to July 22, 2002
     .  Purchaser:                 The directors and certain employees of the
                                   Company and the officers and certain
                                   employees of the Company's subsidiaries

     [5th Round of Unsecured Bonds (with detachable stock-purchase warrants)]

     .  Total amount of bonds:                      5,000,000,000 yen
     .  Stock type:                                 Common stock
     .  Exercise price:                             7,850 yen
     .  Total amount represented by warrants:       5,000,000,000 yen
     .  Exercise period:  From July 21, 2000 to June 19, 2003
     .  Purchaser:                 The directors and certain employees of the
                                   Company and the officers and certain
                                   employees of the Company's subsidiaries

     [6th Round of Unsecured Bonds (with detachable stock-purchase warrants)]

     .  Total amount of bonds:                      5,000,000,000 yen
     .  Stock type:                                 Common stock
     .  Exercise price:                             5,675 yen

     .  Total amount represented by warrants:       5,000,000,000 yen
     .  Exercise period:  From April 12, 2001 to March 12, 2004
     .  Purchaser:                 The directors and certain employees of the
                                   Company and the officers and certain
                                   employees of the Company's subsidiaries

     [7th Round of Unsecured Bonds (with detachable stock-purchase warrants)]
     .  Total amount of bonds:                      1,500,000,000 yen
     .  Stock type:                                 Common stock
     .  Exercise price:                             5,760 yen
     .  Total amount represented by warrants:       1,500,000,000 yen
     .  Exercise period:  From May 17, 2002 to May 28, 2004
     .  Purchaser:                 The directors and certain employees of the
                                   Company and the officers and certain
                                   employees of the Company's subsidiaries

     [8th Round of Unsecured Bonds (with detachable stock-purchase warrants)]
     .  Total amount of bonds:                      6,000,000,000 yen
     .  Stock type:                                 Common stock
     .  Exercise price:                             2,590 yen
     .  Total amount represented by warrants:       6,000,000,000 yen
     .  Exercise period:  From November 2, 2002 to November 12, 2004
     .  Purchaser:                 The directors and certain employees of the
                                   Company and the officers and certain
                                   employees of the Company's subsidiaries


     As of Dec. 31, 2001, the number of obtainable shares relating to non-exercised stock-purchase warrants and the balance of such warrants are shown below:

                                               Obtainable
                                               ----------
                                               shares (shares)     Balance (yen)
                                               ---------------     -------------
        2nd Compensatory Warrants                       500,400       71,307,000

        3rd Compensatory Warrants                       505,800       72,076,500

        4th Compensatory Warrants                     1,169,062    3,741,000,000

        5th Compensatory Warrants                       636,942    5,000,000,000

        6th Compensatory Warrants                       873,127    4,955,000,000

        7th Compensatory Warrants                       256,076    1,475,000,000

        8th Compensatory Warrants                     2,316,602    6,000,000,000


[6] Stock options by warrants pursuant to Paragraph 2, Article 280-19 of the Commercial Code

     .  Stock type:                                 Common stock
     .  Exercise price:                             5,760 yen
     .  Total amount represented by warrants:       4,109,760,000 yen

     .    Exercise period:  From April 1, 2002 to March 31, 2009
     .    Purchaser:                 The directors and certain employees of the
                                     Company and the officers and certain
                                     employees of the Company's subsidiaries

     As of Dec. 31, 2001, the number of obtainable shares relating to non-exercised stock-purchase warrants and the balance of such warrants are shown below:

                              Obtainable shares (shares)     Balance (yen)
                              --------------------------     -------------
                                                713,500      4,109,760,000


[7]  Acquisition, disposal and holding of treasury stocks

     1.   Acquired stocks:
          Acquisition by purchasing the shares less than one unit (tangen)
               Common stock: 57,471 shares
               Total amount of purchase price: 398,856,000 yen

     2.   Disposed stocks:
               Common stock: 51,000 shares
               Total amount of disposal price: 398,702,000 yen

     3.   Stocks held at the settlement of accounts:
               Common stock: 9,102 shares

     At the 10th annual meeting of shareholders held on March 11, 1999, the Articles of Incorporation of the Company were modified so that the Company would be able to actively acquire treasury stocks and cancel them by means of earnings and capital reserve. As of the end of this fiscal year, however, no treasury stocks have been cancelled by means of the earnings and capital reserve.

(4)  Employee Statistics

--------------------------------------------------------------------------------
                    Number of    Up/Down from    Average age     Average service
                    employees    previous year                   years
--------------------------------------------------------------------------------
Male workers           234          76 up           31.9               2.2
--------------------------------------------------------------------------------
Female workers          85          10 up           31.1               2.4
--------------------------------------------------------------------------------
Total/Average          319          86 up           31.7               2.2
--------------------------------------------------------------------------------

Notes:
1. In addition to the above information, the average number of temporary employees per month for the past year was 68 persons.
2. The increase in the number of employees for this fiscal year was due to new hiring for business expansion purposes.

(5)  Subsidiaries

[1]  Table of the substantial subsidiaries
---------------------------------------------------------------------------------------------------
       Company Name                  Capital      Equity            Main Business
----------------------------------------------------------------------------------------------------
Trend Micro Incorporated           212,500,000       99%    Development and marketing of
(Taiwan)                              Taiwan $              security-related software
---------------------------------------------------------------------------------------------------
Trend Micro Inc. (U.S.A.)           477,250.67      100%    Development and marketing of
                                          US $              security-related software
---------------------------------------------------------------------------------------------------
Trend Korea Inc. (Korea)           750,000,000       99%    Marketing of security-related software
                                           won
---------------------------------------------------------------------------------------------------
Trend Micro Italy Srl (Italy)       20,000,000      100%    Marketing of security-related software
                                          lira
---------------------------------------------------------------------------------------------------
Trend Micro Deutschland                 25,600      100%    Marketing of security-related software
GmbH (Germany)                            Euro
---------------------------------------------------------------------------------------------------
Trend  Micro Australia Pty. Ltd.       150,000      100%    Marketing of security-related software
(Australia)                        Australia $
---------------------------------------------------------------------------------------------------
Trend Micro do Brazil Ltda.            220,054       99%    Marketing of security-related software
(Brazil)*2                                real
---------------------------------------------------------------------------------------------------
Trend Micro France                     295,181       99%    Marketing of security-related software
(France) *1                       France franc
---------------------------------------------------------------------------------------------------
Trend Micro Hong Kong                        2       99%    Marketing of security-related software
Limited (China) *1                        HK $
---------------------------------------------------------------------------------------------------
Trend Micro Latinoamerica               50,000      100%    Marketing of security-related software
S.A  de C.V. (Mexico) *2               Mexican
                                          Peso
---------------------------------------------------------------------------------------------------
Trend Micro Incorporated               436,500       99%    Marketing of security-related software
Sdn. Bhd. (Malaysia)  *1            Malaysia $
---------------------------------------------------------------------------------------------------
Trend Micro (UK) Limited (UK)         110,000       100%    Marketing of security-related software
                                         pound
---------------------------------------------------------------------------------------------------
ipTrend Incorporated                50,000,000      100%    Marketing of security-related software
(Taiwan)                              Taiwan $
---------------------------------------------------------------------------------------------------
Trend Micro (Shanghai) Inc.         23,163,990      100%    Development and marketing of
(China) *2                                yuan              security-related software
---------------------------------------------------------------------------------------------------

Notes:
1.   Indirect ownership through Trend Micro Incorporated (Taiwan)
2.   Indirect ownership through Trend Micro Inc. (U.S.A.)

[2]  Consolidation status

1. The status of Trend Micro Australia Pty. Ltd. (Australia), which was an indirect ownership through Trend Micro Incorporated (Taiwan), has been changed to a direct ownership during the current fiscal year.
2. A subsidiary, ip TREND Inc. (Chuo-ku, Tokyo) went into liquidation after transferring most of its business to the Company. Wells Antivirus Research Laboratory, Inc. (U.S.A.) which is indirectly owned through subsidiaries ip TREND Inc. (Shibuya-ku, Tokyo) and Trend Micro Inc. (U.S.A), also went into liquidation in the current fiscal year.

3. Trend Micro Incorporated Sdn. Bhd. (Malaysia) and ipTrend Incorporated (Taiwan) are under liquidation.
4. The number of consolidated subsidiaries (including the above 14 substantial subsidiaries) is 18, and the number of affiliated companies (equity-method) is 4. The consolidated sales for this fiscal year totaled JPY 31,326 million and the consolidated net income for this fiscal year totaled JPY 2,421 million. From this fiscal year, Netstar Inc. has joined the Company as an equity-method affiliated company.

(6)  Directors and Statutory Auditors

--------------------------------------------------------------------------------
               Title               Name              Role or responsibility
--------------------------------------------------------------------------------
Representative Director,    Steve Ming-Jang Chang
President
--------------------------------------------------------------------------------
Representative Director,    Toshihiro Watanabe
Vice President
--------------------------------------------------------------------------------
Director                    Eva Yi-Fen Chiang        Technology Development
--------------------------------------------------------------------------------
Director                    Mahendra Negi            Financial and Accountant
--------------------------------------------------------------------------------
Director                    Mike Conner              North American business
--------------------------------------------------------------------------------
Director                    Edward Tian              CEO of China Netcom
                                                     Corporation
--------------------------------------------------------------------------------
Statutory Auditor           Fumio Hasegawa
(standing)
--------------------------------------------------------------------------------
Statutory Auditor           Mitsuo Sano              Statutory Auditor
                                                     (standing), SOFTBANK Corp.
--------------------------------------------------------------------------------
Statutory Auditor           Sadatoshi Nakayama       Certified Public Accountant
--------------------------------------------------------------------------------
Statutory Auditor           Yasuo Kameoka            Certified Public Accountant
--------------------------------------------------------------------------------

Notes:
1. At the 12th annual meeting of shareholders held on March 27, 2001, Mahendra Negi, Mike Conner and Edward Tian were elected and took office as Directors. Also, Sadatoshi Nakayama and Yasuo Kameoka were elected and took office as the Statutory Auditors.

2. Upon the closing of the 12th annual meeting of shareholders held on March 27, 2001, Directors Andrew Lai and Yoshitaka Kitao and Statutory Auditors Akira Kajikawa and Katsuya Kawashima retired from office.

3. Regarding the Japanese description for the name of Director Edward Tian, it was written in katakana characters as "Edward Chan" in the "Reference Information" for the 12th annual meeting of shareholders held on March 27, 2001. However, in order to facilitate a more accurate pronunciation, it has been changed to "Edward Ten" in katakana characters in this Annual Report.

4. All of the statutory auditors are external auditors as defined under Clause 1, Article 18 of the "Law for Special Measures under the Commercial Code with respect to Auditing etc. of Joint Stock Corporations."

3.   Important Facts concerning the Status of the Company after this Fiscal Year

     None.





 (Note: As for the stated values in this Business Report, fractions less than the respective units are omitted.)

                                  BALANCE SHEET
                                  -------------
                              (as of Dec. 31, 2001)

ASSETS                                               (Unit:   Thousands of yen)
------
---------------------------------------------------------------- -------------------------------------------
Current Assets                                                                                   40,900,977
  Cash and bank deposits                                                                         27,935,721
  Accounts receivable                                                                             9,062,033
  Finished goods                                                                                     46,976
  Works in progress                                                                                  46,040
  Supplies                                                                                           17,236
  Intercompany accounts receivable                                                                  495,727
  Intercompany short-term loans                                                                     508,266
  Deferred tax assets                                                                             2,704,514
  Other current assets                                                                              212,383
  Allowance for doubtful receivables                                                               (127,923)

Non-current Assets                                                                                8,241,981
 Property and Equipment                                                                             676,311
  Buildings                                                                                         501,738
  Furniture and fixtures                                                                            462,175
  Accumulated depreciation                                                                         (287,601)
 Intangibles                                                                                        909,686
  Software                                                                                          465,072
  Software in process                                                                               400,202
  Others                                                                                             44,411
 Other assets                                                                                     6,655,983
  Investments in securities                                                                       2,571,039
  Investments in subsidiaries and affiliates and capital funds                                    2,133,916
  Investments in capital funds                                                                      707,389
  Intercompany Long-term loans                                                                       66,169
  Claims in bankruptcy                                                                               14,616
  Deposits                                                                                          593,363
  Deferred tax assets                                                                               584,069
  Others                                                                                                977
  Allowance for doubtful receivables                                                                (15,559)

Total Assets                                                                                     49,142,958
------------------------------------------------------------------------------------------------------------

                           ------------------------
                             (as of Dec. 31, 2001)

LIABILITIES AND SHAREHOLDERS' EQUITY                 (Unit: Thousand yen)
------------------------------------
---------------------------------------------------------------- -------------------------------------------
Current Liabilities                                                                              15,806,660
  Accounts payable                                                                                  231,874
  Bonds (to be redeemed within 1 year)                                                            3,000,000
  Other payables                                                                                  1,840,557
  Accrued corporate income taxes and other                                                        2,269,000
  Accrued consumption taxes and other                                                               303,266
  Allowances for sales return                                                                       505,309
  Warrants                                                                                        2,556,691
  Short-term deferred revenue                                                                     4,619,339
  Other current liabilities                                                                         480,621


Fixed Liabilities                                                                                12,196,418
  Bonds                                                                                          11,500,000
  Long-term deferred revenue                                                                        466,493
  retirement allowance reserves                                                                     229,924

Total Liabilities                                                                                28,003,079

------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      6,833,677
Legal Reserve                                                                                     8,574,651
  Capital surplus                                                                                 8,553,818
  Legal reserve                                                                                      20,833
Retained Earnings                                                                                 5,731,876
  Unappropriated retained earnings for the year                                                   5,731,876
  [Retained earnings for this fiscal year]                                                         [393,127]
Estimate Difference                                                                                  21,735
  Difference from the estimates of                                                                   21,735
  other securities
Treasury Stocks                                                                                     (22,063)
  Treasury stocks                                                                                   (22,063)

Total shareholders' equity                                                                       21,139,878

Total Liabilities and Shareholders' equity                                                       49,142,958

------------------------------------------------------------------------------------------------------------

                               INCOME STATEMENT
                               ----------------
                     (Jan. 1, 2001 through Dec. 31, 2001)

                                                                            (Unit: Thousand yen)
------------------------------------------------------------------------------------------------------------
 Ordinary Profits and Losses
 Operating Profits and Losses
  Operating Revenues
    Sales                                                                     18,454,367         18,454,367
  Operating Expenses
    Cost of sales                                                              1,171,372
    Selling, general, and administrative expenses                              9,703,516         10,874,889
 Operating Income                                                                                 7,579,478

 Non-operating Profits and Losses
  Non-operating Income
    Interest income                                                               51,690
    Dividends received                                                            42,463
    Investment income                                                             62,325
    Gain on sales of marketable securities                                        19,974
    Exchange gain                                                                481,001
    Others                                                                        12,240            669,696

  Non-operating Expenses
    Interest on bonds                                                            290,755
    Bond issue expenses                                                          108,438
    Loss on sales of treasury stocks                                              13,401
    Valuation loss on capital investments                                        220,730
    Others                                                                        26,247            659,572

 Ordinary Income                                                                                  7,589,602

Extraordinary Profits and Losses
 Extraordinary losses
    Loss on prior year adjustment due to the change                            2,800,962
    in sales recording standards
    Retirement allowance expenses                                                106,581
    Valuation loss on security investments                                       177,673
    Loss on subsidiary liquidation                                             3,460,700
    Valuation loss on subsidiaries' stock                                         26,010
    Loss on disposal of fixed assets                                              24,034
    Loss on repurchase of treasury bonds                                          12,000          6,607,963
------------------------------------------------------------------------------------------------------------

Income Before Taxes                                                                                 981,639
Corporate, inhabitant and enterprise tax                                                          3,310,828
Corporate tax, etc. adjustment                                                                   (2,722,317)
Net Income                                                                                          393,127
Balance as of Dec. 31, 2000                                                                       5,338,749
Unappropriated Retained Earnings as of Dec. 31, 2001                                              5,731,876
------------------------------------------------------------------------------------------------------------

                         Notes to Financial Statements
                         -----------------------------

1.  Significant Accounting Policies

(1)  Standards and methods for the valuation of securities
     -----------------------------------------------------

..    Subsidiary Stocks:                Calculated by the cost method, subject to
                                       the moving average method

..    Other Securities

           Securities having

           market prices:              Calculated by the market price method
                                       based on market prices, etc. as of the
                                       last day of the fiscal year (Differences from estimates are accounted for by the comprehensive capital inclusion method, and sales costs are calculated by the moving average method.)

           Securities having
           no market prices:           Calculated by the cost method, subject to
                                       the moving average method

           (Additional Information)
           Starting from this fiscal year, the Company has adopted the accounting standards for financial products, as set forth in the "Opinion on the Establishment of Accounting standards for Financial Products," dated January 22, 1999, submitted by the Business Accounting Council. Consequently, compared to the calculation by the conventional method, net income has increased by 72,282,000 yen and income before taxes has increased by 72,282,000 yen. Furthermore, due to the change in the valuation method for securities, securities having market prices that are included in the "other securities," have decreased by 25,362,000 yen, and a deferred tax fund of 10,664,000 yen was recognized. Accordingly, a loss of 14,697,000 yen has been accounted for in the Shareholders' Equity section, under the item "difference from the estimates of other securities" (non-conformity with the 21,735,000 yen listed on the balance sheet is due to the conversion of securities in foreign currencies, etc.).

           Moreover, the Company has verified the objective of holding the securities that were held as of the beginning of this fiscal term. Starting from this fiscal term, "other securities," which have been previously accounted for as securities in the Current Assets until the previous fiscal year, are now indicated as "investments in securities." Consequently, securities in the Current Assets have decreased by 1,872,475,000 yen, and "investment in securities" has increased by 1,872,475,000 yen.

(2)   Standards and methods for the valuation of net credits (and liabilities)
      ------------------------------------------------------------------------
      resulting from derivatives
      ---------------------------



                                            Calculated by the market price
                                            method

(3)  Standards and methods for the valuation of inventories
     ------------------------------------------------------

..    Finished goods, works in progress
     and supplies
                                            Calculated by the cost method,
                                            subject to the weighted average cost

(4)  Method for the depreciation and amortization of fixed assets
     ------------------------------------------------------------

..    Tangible fixed assets

                                            Calculated by the fixed rate method

..    Intangible fixed assets

           Software for
           market sale:                     Calculated by the fixed amount
                                            method, based on an expected
                                            effective period (12 months)

           Software for
           internal use:                    Calculated by the fixed amount
                                            method, based on an expected
                                            internal use period (5 years)

           Others intangible
           fixed assets:                    Calculated by the fixed amount
                                            method

..    Long-term prepaid expenses
                                            Calculated by the fixed amount
                                            method

(5)  Accounting method for deferred assets
     -------------------------------------

                                            Expenses for issuing new stocks or
                                            bonds are fully recorded as expenses
                                            when incurred.

(6)  Accounting policies for allowances and reserves
     -----------------------------------------------

..    Allowances for
     doubtful receivables:                  In order to prepare for the future
                                            losses from bad debts, allowances
                                            for general receivables are provided
                                            according to the historical ratio of
                                            bad debts. As for specific
                                            receivables, such as doubtful
                                            receivables, the collectibility of
                                            the respective receivables are
                                            determined, and the amounts that are
                                            expected as not collectible are
                                            provided.

                                            Starting from this fiscal year, the
                                            Company has adopted the accounting
                                            standards for financial products, as
                                            set forth in the "Opinion on the
                                            establishment of accounting
                                            standards for financial products,"
                                            dated January 22, 1999, submitted by
                                            the Business Accounting Council.
                                            Consequently, the standards for
                                            providing allowances for bad debts
                                            have been changed. (Regarding
                                            general receivables, such standards
                                            have been changed from legal
                                            provision rate to historical ratio
                                            of bad debts). However, this has
                                            little effect on the Company's
                                            profits and losses.

.. Allowances for sales return:               In order to prepare for the
                                             estimated losses from goods
                                             returned after the fiscal year-end,
                                             "allowances for sales return" are
                                             calculated, based on the historical
                                             ratio of returned goods.

     .     Reserve for retirement
           allowances:                       In order to prepare for the payment
                                             of retirement allowances to
                                             employees, an amount expected to
                                             accrue as of the current fiscal
                                             year-end has been provided for.
                                             Such amount is based on the
                                             estimated amount of retirement
                                             allowance liabilities as of the
                                             current fiscal year-end.

                                             An amount of 106,581,000 yen, i.e.,
                                             the difference accrued upon the
                                             change of sales recording
                                             standards, has been comprehensively
                                             calculated as expenses, and fully
                                             recorded as extraordinary expenses.

                                             (Additional information)
                                             Starting from this fiscal year, the
                                             Company has adopted the accounting
                                             standards for financial products,
                                             as set forth in the "Opinion on the
                                             establishment of accounting
                                             standards for the payment of
                                             retirement allowances," dated June
                                             16, 1998, submitted by the Business
                                             Accounting Council. Consequently,
                                             compared to the calculation by the
                                             conventional method, retirement
                                             allowance expenses have increased
                                             by 143,808,000 yen and net income
                                             has decreased by 35,539,000 yen and
                                             income before taxes has decreased
                                             by 142,121,000 yen. The
                                             conventional "accrued severance
                                             indemnities" are included in the
                                             "reserve for retirement allowances"
                                             and indicated as such.

(7)  Standards for conversion of assets and liabilities into foreign currencies
     --------------------------------------------------------------------------

     Monetary credits and liabilities in foreign currencies have been converted into yen by the spot exchange rate as of the last day of the current fiscal year, and differences resulting from such conversion have been calculated as profits or losses.

     (Additional Information)
     Starting from this fiscal year, the Company has adopted the amended accounting standards for transactions in foreign currencies, etc., as set forth in the "Opinion on the amendment of accounting standards for transactions in foreign currencies, etc.," dated October 22, 1999, submitted by the Business Accounting Council. This has no effect on the Company's profits and losses.

(8)  Method for accounting lease transactions
     ----------------------------------------
     Finance lease transactions, other than those considered to involve the transfer of ownership for the related leased assets, are accounted for by the same method as regular operating leases.

(9)  Method for accounting of consumption tax or the like
     ----------------------------------------------------
     Transactions subject to consumption tax or local consumption tax are stated as the net amount excluding related taxes.

(10) Accounting of compensatory warrants and stock options granted to directors
     --------------------------------------------------------------------------
     and certain employees
     ---------------------
     The Company has introduced an incentive plan, in which the Company issues bonds with detachable stock-purchase warrants and repurchases such stock warrants and distributes them to directors and certain employees.

     Compensation expenses related to this incentive plan are recorded as of the grant of the repurchased stock warrants to directors and employees, at the repurchase value thereof. Furthermore, the warrant portions within the bonds with detachable stock-purchase warrants are recorded in the "warrants" account in the Current Liabilities when they are issued; subsequently, they are transferred from the "warrants" account to the "legal capital surplus" account at the time of the payment of the exercise value upon the exercise of the warrants.

     Furthermore, starting from this fiscal year, the Company has introduced for directors and certain employees an incentive plan that is based on the stock option system (warrant method) pursuant to Article 280-19, Paragraph 2 of the Commercial Code. Moreover, compensation expenses are not recorded in such plan, and no accounting is performed in relation thereto.

(11) Change in the standards for recording sales related to post-contract
     --------------------------------------------------------------------
     customer support services
     -------------------------

     The software product license agreements executed between the Company and its customers in relation to the sale of the software products usually include provisions on the post-contract customer support services, which consist of the customer support services, product upgrades and virus pattern file upgrades, etc. performed for a certain period of time after the grant of license.

     According to the conventional accounting method adopted by the Company, the total contract amounts, including compensation for post-contract customer support services, were comprehensively added, upon the licensing of products (delivery of the products). Starting from this fiscal year, the Company has changed to an accounting method in which the compensation for post-contract customer support services are separately determined and deferred at the time of the licensing of the products as the "short-term deferred revenue" account of the Current Liabilities and the "long-term deferred revenue" account of the Fixed Liabilities, so that said compensation is equally recorded throughout the contracted supporting term.

     The sales accounting standards were changed because the compensation for post-contract customer support services tended to increase within the total contract amount of the software products sold by the Company, such that there was increased importance of such compensation. The sales accounting standards were changed for the purpose of ensuring appropriate profit/loss calculations for the period by reasonably accounting for such revenue in correspondence with related expenses.

     As a result of the change in the sales recording standard, if the amended accounting method is adopted by the Company, sales in the amount of 2,800,962,000 yen, i.e., the post-contract customer support services portion corresponding to the deferred revenue from previous fiscal year, processed at the beginning of this fiscal year, are to be recorded as "loss on prior year adjustment due to change in the sales recording standard" in the Extraordinary Profits and Losses. Consequently, compared to calculation by the conventional method, the sales, the operating income and the net income for the current fiscal year have respectively decreased by 2,284,871,000 yen, and the income before taxes has decreased by 5,085,833,000 yen.

(12) In the stated values, fractions less than 1,000 yen are rounded down.

2.   Change in the method of indication

     Starting from this fiscal year, the provided amount (reduced amount) for the "allowances for sales return," which had been independently indicated, is included within the "sales." The amount provided for "allowances for sales return," subtracted from the sales, is 217,648,000 yen.

3.   Additional Information

     Starting from this fiscal year, the "treasury stocks" (22,063,000 yen as of the year-end), which had been indicated as an independent item in the Current Liabilities, are indicated in the Shareholders' Equity section as an item deducted from the Shareholders' Equity, in accordance with the amendment of regulations on documents required under the Commercial Code.

4.   Balance Sheet

(1)  Monetary credits and debts from subsidiaries
     --------------------------------------------
         Short-term credits         4,099,795,000 yen
         Long-term credits             66,169,000 yen
         Short-term debts             710,489,000 yen

(2)  Monetary credits and debts from directors, etc.
     -----------------------------------------------

         None

(3)  Material assets and liabilities in foreign currencies
     -----------------------------------------------------

     Cash and bank deposits         2,204,892,000 yen      (16,716,391.98 US$)
     Accounts receivables             846,525,000 yen       (6,417,932.38 US$)
                                      158,767,000 yen      (42,281,676.34 NT$)
                                      379,674,000 yen      (3,262,652.99 EURO)
                                      254,793,000 yen   (4,239,487,048.40 ITL)
                                      212,974,000 yen      (12,005,339.64 US$)
                                    1,048,242,000 yen        (5,473,853.67 BP)
     Intercompany
      short-term loans                101,505,000 yen         (769,562.62 US$)
     Investment in securities         627,793,000 yen       (5,502,403.13 US$)
     Investment in subsidiaries
      and affiliates and capital
      funds                               313,842 yen       (2,627,396.51 US$
                                    1,794,184,000 yen     (455,888,253.00 NT$)
     Other payables                   622,335,000 yen       (4,718,235.34 US$)

(4)  Stock-purchase rights

    (a) Stock-purchase rights for bonds with stock-purchase warrants

         Type of stocks issued:     Common stocks    (2nd and 3rd rounds)

         Balance of
         outstanding warrants:      143,383,000 yen         (2nd and 3rd rounds)
                                  3,741,000,000 yen         (4th round)
                                  5,000,000,000 yen         (5th round)
                                  4,955,000,000 yen         (6th round)

                                                  1,475,000,000 yen         (7th round)
                                                  6,000,000,000 yen         (8th round)

           Issue value of stocks
           issued upon the exercise of                    142.5 yen         (2nd and 3rd rounds)
           warrant:                                       3,200 yen         (4th round)
                                                          7,850 yen         (5th round)
                                                          5,675 yen         (6th round)
                                                          5,760 yen         (7th round)
                                                          2,590 yen         (8th round)

    (b)    Stock option method based on
           Article 280-19, Paragraph 2 of
           the Commercial Code

           Type of stocks issued                     Common stocks

           Balance of total issue value
           of stocks issued upon the
           exercise of warrant:                      4,109,760,000 yen

           Issue value of stocks
           issued upon the exercise of
           warrant:                                      5,760 yen

(5)  Treasury Bonds
     --------------

     The Company has issued unsecured bonds with detachable stock-purchase warrants for the purpose of providing or assigning them to directors and certain employees of the Company and its subsidiaries. In accordance with the proviso of Article 341-8, Paragraph 4 of the Commercial Code, the redemption or extinguishment of such bonds is prohibited when the total issue value of the bonds is less than the total issue value of the stocks related to unexercised warrants.

     In order to reduce the interest on the bonds, the Company repurchases from the market a part of the outstanding bonds after the warrants are detached. The repurchased bonds are to be held until the treasury bonds can be legally redeemed.

     Nonetheless, the "bonds" account and the "treasury bonds" account are mutually set off and respectively listed on the balance sheet in the following manner, because this has substantially the same effect as the redemption of bonds. The difference between the repurchase value and the balance sheet treasury bond value at the time of the repurchase is recorded as the "loss on repurchase of treasury bonds" in the Extraordinary Profits and Losses.

                             Current Liabilities     Fixed Liabilities
                             -------------------     ----------------------
     Bonds                   3,800,000,000 yen          17,500,000,000 yen
     Treasury bonds           (800,000,000 yen)         (6,000,000,000 yen)
                             ------------------        --------------------
                             3,000,000,000 yen          11,500,000,000 yen
                             ------------------        --------------------

(6)    Retirement allowances
       ---------------------

(i)    Summary of the retirement allowance plan adopted by the Company
       ---------------------------------------------------------------

              Under the Company's retirement allowance plan, a defined lump-sum retirement allowance plan is provided. Furthermore, the Company is a member of the Tokyo small size computer software industry employee pension fund (tokyoto kogata computa sofutouea sangyo kosei nennkin kikin).

(ii)   Issues related to lump sum retirement allowances
       ------------------------------------------------

(a)       Issues related to the retirement allowance liabilities
          ------------------------------------------------------
          (as of December 31, 2001)

                   (a)  Retirement allowance liabilities    222,044,000 yen

                   (b)  Pension assets                      --
                        -----------------------------------------------------
                   (c)  Unaccumulated retirement
                        allowances                          222,044,000 yen
                   (d)  Undisposed amount for
                        the difference upon changes in
                        the accounting standards            --
                   (e)  Unrecognized difference upon
                        arithmetic calculation               (7,880,000 yen)
                        -----------------------------------------------------
                   (f)  Reserve for retirement allowances   229,924,000 yen
                        -----------------------------------------------------

(b)       Issues related to the retirement allowance expenses
          ---------------------------------------------------
          (January 1, 2001 through December 31, 2001)

                   (a)  Service costs                        68,475,000 yen
                   (b)  Interest costs                       4,808,0000 yen
                   (c)  Expected operation revenue rate      --
                   (d)  Undisposed amount for
                        the difference upon changes in
                        the accounting standards           106,581,000 yen
                        --------------------------------------------------
                   (f)  Reserve for retirement allowances  179,866,000 yen
                        --------------------------------------------------

(c)       Issues related to the criteria of retirement allowance credits, etc.
          --------------------------------------------------------------------

          The issues related to the grounds of calculation of the retirement allowances, adopted by the Company are as follows:

            ------------------------------------------------ ----------------------------------
            (a) Method for distributing the                  Fixed amount for the period
                estimated retirement allowances
            ------------------------------------------------ ----------------------------------
            (b) Discount rate                                3%
            ------------------------------------------------ ----------------------------------
            (c) Estimated operation revenue                  --
                rate
            ------------------------------------------------ ----------------------------------
            (d) Number of years for disposing of             Extinguished   within   one  year
                the difference upon arithmetic               from the fiscal year  immediately
                calculation                                  following  the  accruing   fiscal
                                                             year
            ------------------------------------------------ ----------------------------------
            (e) Number of years for disposing                One year
                the difference upon the change
                in the accounting standard
            ------------------------------------------------ ----------------------------------

(iii) The Tokyo small size computer software industry employee pension fund, which the Company participates in, is a multi-company fund, and the amount of pension asset corresponding to the Company's contribution may not be feasably calculated. Therefore, 53,237,000 yen, the amount of the Company's contribution to the pension fund, is calculated as the retirement allowance expenses. The pension assets of the pension fund, corresponding to the Company's contribution calculated by the ratio of the number of members to the pension plan, is 325,791 yen.

(7)    Restrictions on Dividends
       --------------------------

          Net assets have increased by 21,735,000 yen according to the market value accounting of securities. Applying such amount to dividends is restricted under Article 290, Paragraph 1, Item 6 of the Commercial Code.

(8)    Earnings per share for this fiscal year
       ---------------------------------------
         (Based on the average number of shares during the year)       2.99 yen

5.    Income Statement

           Volume of trade with subsidiaries

             Business
               Sales                            6,905,819,000 yen
               Purchase                            11,446,000 yen
               Research and development         1,662,302,000 yen
               Other operating expenses         1,916,247,000 yen

             Non-business
               Interests received                  15,516,000 yen

                   PROPOSED APPROPRIATION OF RETAINED EARNINGS
                   -------------------------------------------

         ITEM                                        VALUE
         ----                                        -----
         Unappropriated retained earnings            5,731,876,652 yen
         for the year

         Retained earnings carried forward           5,731,876,652 yen

        Certified copy of the audit report made by the Audit Corporation

                                  AUDIT REPORT
                                  ------------
                                                               February 18, 2002

Mr. Steve Ming-Jang Chang,

Representative Director and President of
Trend Micro Incorporated

                        Chuo Aoyama Audit Corporation

                        Representative and
                        Engagement Partner, Certified Public Accountant

                                                       Koji Hatsukawa

                        Representative and

                        Engagement Partner, Certified Public Accountant
                                                       Aiko Sekine

                        Engagement Partner, Certified Public Accountant
                                                       Shinya Deguchi


       In accordance with Article 2 of the "Law for Special Measures under the Commercial Code with respect to Auditing etc of Joint Stock Corporations", we have examined the balance sheet, the related profit and loss statement, the business report (accounting figures only included therein) and the statement of proposed appropriation of retained earnings, and the related supplementary statements of account (accounting figures only included therein) of Trend Micro Incorporated for the 13th fiscal period from 1 January, 2001 to 31 December, 2001. Accounting figures contained in the business report and the supplementary statements of account, which were subject to our examination, are those based on the accounting books and records.

       Our examination was made in accordance with generally accepted auditing standards and included such auditing procedures as normally required. Such auditing procedures also included those applied on the statutory accounts in the subsidiaries of Trend Micro Incorporated, which we considered necessary.

       As a result of our examination of the above mentioned financial documents, our opinion is as follows:

(1) The balance sheet and the related profit and loss statement present fairly in conformity with the applicable regulations and the Articles of Incorporation, the financial position and the results of operations of the Company.

       (2) As set forth in Paragraph (11) of the Material Accounting Policies, starting from this fiscal year, the accounting of sales for the post-contract customer support service portion included in the software product license agreement, which consist of the customer support services, product upgrades and virus pattern file upgrades, etc. performed for a certain period of time after the grant of license, was changed as follows: from the previous method of comprehensively adding, upon the licensing of products (delivery of the products), the total contract amounts, including compensation for post-contract customer support services, to a new accounting method of separately determining the compensation for post-contract customer support services and deferring such compensation at the time of the licensing of the products as the "short-term deferred revenue" account of the Current Liabilities and the "long-term deferred revenue" account of the Fixed Liabilities, and thereby equally recording the compensation throughout the contracted supporting term. Accordingly, we found the above proper.

       (3) The business report (accounting figures only included therein) presents fairly the Company's affairs in conformity with the applicable regulations and the Articles of Incorporation.

       (4) The statement of proposed appropriation of retained earnings is presented in conformity with the applicable regulations and the Articles of Incorporation.

       (5) We have no matters to report on the supplementary statements of account (accounting figures only included therein) as required by the provisions of the Commercial Code.

There are no special relationships as stipulated in the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Certified copy of the audit report made by the Board of Statutory Auditors

                                  AUDIT REPORT
                                  ------------

In order to audit the business activities of the Directors undertaken during the 13th fiscal year from Jan. 1, 2001 to Dec. 31, 2001, we, the Board of Statutory Auditors, heard auditing reports from each auditor regarding auditing procedures of their results, held meetings of the Board of Statutory Auditors, and accordingly, hereby report as follows:

1.  Scope of Audit and Auditing Procedures

In accordance with the guidelines provided by the Board of Statutory Auditors, each auditor performs his own share of the responsibilities by attending the meetings of the Board of Directors and other important meetings, hearing business reports from the Directors, reviewing important documents, examining business activities and the existing state of the assets in the main and principal offices of the Company. Regarding the subsidiaries, we heard business reports from the Directors in charge and visited the subsidiaries to hear business reports from their representative directors as needed. We also received the audit report and sought explanation from the accounting auditor. We further reviewed the financial statements and supplementary statements.

With regard to the competitive trading by the Directors, conflict-of-interest trading between the Directors and the Company, free offering of benefit by the Company, unusual trading with the subsidiaries or shareholders, and acquisition and disposal of treasury stocks, we sought reports from the Directors, et al, if necessary, and carefully examined such trading, in addition to the aforementioned auditing procedures.

2.  Results of Audit

(1) We found proper the method and result of the audit by Chuo Aoyama Audit Corporation who had been appointed as the Company's accounting auditor.
(2) We found that the business report fairly reflects the Company's business situation in conformity with and pursuant to the applicable laws and the Articles of Incorporation of the Company.
(3) As for the agenda regarding the proposal for appropriation of retained earnings, we did not find any matters which should be brought to the shareholders' attention in light of the existing state of the Company's assets and other conditions.
(4) The supplementary statements fairly present the necessary items to be described and we did not find any matters which should be brought to the shareholders' attention.
(5) We are aware of neither unfair practices nor material violation against the applicable laws or the Articles of Incorporation of the Company in connection with the performance of the duties of the Directors.

As for the competitive trading by the Directors, conflict-of-interest trading between the Directors and the Company, free offering of benefit by the Company, unusual trading with the subsidiaries or shareholders, and acquisition and disposal of treasury stocks, we did not find any breach of duties on the part of Directors.

Feb. 19, 2002

                                                        Trend Micro Incorporated

                                                     Board of Statutory Auditors

                                                      Standing Statutory Auditor
                                                                  Fumio Hasegawa

                                                               Statutory Auditor
                                                                     Mitsuo Sano

                                                               Statutory Auditor
                                                              Sadatoshi Nakayama

                                                               Statutory Auditor
                                                                   Yasuo Kameoka

(Note: Statutory auditors, Fumio Hasegawa, Mitsuo Sano, Sadatoshi Nakayama, Yasuo Kameoka, are external auditors as defined under Clause 1, Article 18 of the "Law for Special Measures under the Commercial Code with respect to Auditing etc. of Joint Stock Corporations.")

    Reference Information for the Shareholders to Exercise the Right to Vote
    ------------------------------------------------------------------------


1. Number of Total Shareholders' Voting Rights:              263,955

2. Matters to Be Resolved at the Meeting

Item 1: Proposed Appropriation of Retained Earnings for the 13th Fiscal Period

       For details, please refer to the attachment (page.).

       The Company has smoothly expanded its scope of operations in the past several years. However, the Internet security related market has just reached the full-scale stage of expansion and, as compared with other U.S. competitors, the Company's share of the market in the world scale has not yet reached a stable level. Also in terms of the corporate scale, the Company's competitors can commit more management resources to the Internet security business than the Company can.

       Moreover, due to the effect of the fact that the Company's business area is specialized in a more limited market in the Internet security market, that is, primarily relating to anti-virus measures and contents securities, there is a possibility that earnings may become volatile in a short term, as compared with the competitors which are engaged in more than one business area.

       In consideration of the above-described business environment and the Company's individual factors, the Company recognizes that in order to maintain its competitiveness against the competitors, a stable balance sheet, enhancement of managerial foundation, and active operations are important management challenges. We consider that we should give precedence to sufficiently increasing retained earnings without paying any dividends for the time being. Accordingly, we would appreciate it very much if you could understand that we will not distribute dividends as profit sharing for this fiscal period.

       We plan to make full use of the retained earnings fund as a source for the investment in the research and development area that, the Company considers, should be enhanced still further, and for the improvement of our brand recognition in North America and Europe.

Item 2: Purchase of Treasury Shares

        We request that in accordance with the provisions of Article 210 of the Commercial Code, the purchase of 5,000,000 common shares of the Company be approved to the extent of purchase prices in the total amount of 5.7 billion yen (Yen5,700,000,000) during a period from the conclusion of this general meeting of shareholders to the conclusion of the ordinary general meeting of shareholders for the next period.

Item 3: Partial Modifications of the Articles of Incorporation

1.      Reason for Modifications

        As the "Law for Partial Amendments of the Commercial Code" (Law No. 79 in 2001) was enforced on October 1, 2001 in order to, for example, abolish par value shares, create a unit (tangen) share system, and abolish the Law for Special Exceptions Concerning Redemption of Shares, necessary modifications are made to the Articles of Incorporation and the article numbers are changed accordingly.

2.      Modifications

        Details of the modifications are as follows:

                                                                   (Modified parts are underlined.)
---------------------------------------------------- --------------------------------------------------
Current Articles of Incorporation                    Proposed Modifications
---------------------------------------------------- --------------------------------------------------
Article 5 (Total Number of Shares To Be Issued)      Article 5 (Total Number of Shares To Be Issued)

The total number of shares to be issued by the       The total number of shares to be the Company
Company shall be two hundred fifty million           shall be two hundred fifty million (250,000,000).
(250,000,000).  However, if the redemption of
                -----------------------------
shares is conducted, the corresponding number
---------------------------------------------
of the retired shares shall be subtracted from
----------------------------------------------
the total number of shares.
---------------------------

Article 6 (Amount of One Par Value Share)                              (Deleted)
-----------------------------------------

The amount of one par value share issued
----------------------------------------
by the Company shall be fifty (yen50).
--------------------------------------

Article 7 (Number  of  Shares  Constituting                    Article 6 (Number  of  Shares  Constituting
        -                                                              -
One Unit(tan'i) of Stock)                                      One Unit (tangen) of Stock)
---------------                                                ----------------

The number of shares  constituting  one                        The number of shares constituting one unit
                                    ---                                                          --------
unit (tan'i) of stock shall be five                            (tangen) of stock shall be five hundred (500).
------------                                                   --------
hundred (500).


     (To be newly set forth)                                   Article 7 (No  Issuance  of Shares Less Than One
                                                               ------------------------------------------------
                                                               Unit (tangen))
                                                               --------------

                                                               The Company shall not issue any share
                                                               -------------------------------------
                                                               certificate for shares less than the number of
                                                               ----------------------------------------------
                                                               shares constituting one unit (tangen) of stock.
                                                               -----------------------------------------------

Article 8. (Transfer Agent)                                    Article 8. (Transfer Agent)

1.   The Company shall appoint a transfer agent                1.  (As set forth in the current provision)
     in respect to shares.
2.   The transfer agent and its handling office                2.  (As set forth in the current provision)
     shall be selected in accordance with a
     resolution of the Board of Directors.
3.   The Company's register of shareholders                    3.  The Company's register of shareholders
     (including a register of beneficial                           (including the register of beneficial
     shareholders; hereinafter the same                            shareholders; hereinafter the same
     interpretation being applicable) shall be                     interpretation being applicable) shall be
     kept at the handling office of the transfer                   kept at the handling office of the transfer
     office. The Company shall cause the transfer                  office. The Company shall cause the transfer
     agent to handle registration of transfer                      agent to handle registration of transfer of
     of shares, purchase of shares constituting                    shares, purchase of shares constituting less
     less than one full unit (tan'i) of stock,                     than one full unit (tangen) of stock, acceptance of
                             -------                                                  --------
     acceptance of notification of beneficial                      notification of beneficial shareholders, and other
     shareholders, and other business activities                   business activities pertaining to shares.  The
     pertaining to  shares.                                        Company itself shall not handle the above matters directly.
     The  Company  itself  shall not  handle the above
     matters directly.

Article 9 (Share Handling Regulations)                             Article 9 (Share Handling Regulations)

Denominations of share certificates, registration of               Denominations of share certificates, registration
transfer of shares, purchase                                       of transfer of shares, purchase

of shares constituting less than one full unit                     of shares constituting less than one full unit
(tan'i) of stock, acceptance of notification of                    (tangen) of stock, acceptance of notification
-------                                                            --------
beneficial shareholders, and other business activities             beneficial shareholders, and other business
pertaining to shares and the fees relating thereto shall           activities pertaining to shares and the fees
be governed by the Share of Handling Regulations adopted           relating thereto shall be governed by the Share
by the Board of Directors.                                         Handling Regulations adopted by the Board of Directors.

Article 10 (Record Date)                                           Article 10 (Record Date)

(Omitted)                                                           (As set forth in the current provision)

Article 11 (Redemption of Shares in Accordance with                 (Deleted)
---------------------------------------------------
Resolution of the Board of Directors)
------------------------------------

1.   On and after March 11, 1999, the Company may
     --------------------------------------------
     purchase and retire, with profit, a maximum of
     ----------------------------------------------
     800,000 shares of its treasury stock in
     ---------------------------------------
     accordance with a resolution of the Board of
     --------------------------------------------
     Directors.
     ----------
2.   In addition to the preceding provisions, on
     --------------------------------------------
     and after March 11, 1999, the Company may
     -----------------------------------------
     purchase and retire, with capital reserve, a
     --------------------------------------------
     maximum of 4,000,000 shares of its treasury
     -------------------------------------------
     stock and to the extent of purchase prices in
     ---------------------------------------------
     the total amount of 5,5 billion yen
     -----------------------------------
     (yen5,500,000,000) in accordance with a resolution
     --------------------------------------------------
     of the Board of Directors.
     -------------------------

Article 12 to Article 17                                            Article 11 to Article 16
        --            --                                                    ---           --

  (Omitted)                                                         (As set forth in the current provisions)

Article 18 (Election of Directors)                                   Article 17 (Election of Directors)
        --


1.   Directors shall be elected at the general                      1.   (As set forth in the current provision)
     meeting of shareholders.
2.   In order to adopt a resolution for the                         2.    In order to adopt a resolution for the
     election of directors, the  attendance of                            election of directors, the attendance of
     shareholders holding shares corresponding to not                     shareholders holding not less than
                          -----------------------                         one-third (1/3) of the total shareholders'
     less than one-third (1/3) of the total shares                                           -----------------------
                                  ----------------                        voting rights, and the majority of such
     with voting rights issued and outstanding,  and                      ------------
     -----------------------------------------                            voting rights shall be required.
     the majority of such voting rights shall be
     required.

Article 19 to Article 27                                            Article 18 to Article 26
        --            --                                                    --            --

  (Omitted)                                                         (As set forth in the current provisions)

Article 28 (Election of Statutory Auditors)                          Article 27 (Election of Statutory Auditors)
        --                                                                   --

1.   Statutory auditors shall be elected at the                     1.    (As set forth in the current provision)
     general meeting of shareholders.
2.   In order to adopt a resolution for the election                2.    In order to adopt a resolution for the the election
     of statutory auditors, the attendance of shareholders                of statutory auditors, the attendance of shareholders
     holding shares corresponding to not less than one-third              holding not less than one-third (1/3) of the total
             --------------------                                                                                  ---------
     (1/3) of the total shares with voting rights issued and              shareholders' voting rights, and the majority of such
              ----------------------------------------------              ---------------------------
     outstanding, and majority of such voting rights shall be             voting rights shall be required.
     -----------
     required.

Article 29 to Article 40                                            Article 28 to Article 39
        --            --                                                    --            --

  (Omitted)                                                         (As set forth in the current provisions)

Item 4:   Election of One Director

          Mr. Toshihiro Watabe, vice president and representative director, will resign as director with the closing of this general meeting.

          Accordingly, we request that one director be elected as a substitute for the resigned director.

          The term of office for the director to be elected as the substitute will expire with the closing of the 14/th/ period ordinary general meeting of shareholders to be held in late March 2003 when the term of office for his predecessor would have expired.

          The candidate is shown below.


          Name (Date of birth):  Nick Dederer (Feb. 16, 1951)
          Resume: Oct. 1979        Joined Intel Corporation (U.S.)
                  June 1998        Director of Intel Corporation
                  Oct. 2000        Corporate Vice President of Trend Micro, Inc.
                                   (U.S.)
                  Feb. 2002        COO of the Company's group  (presently)
          Shares held by the candidate:  0 shares

           Note: There exists no special common interests between the Company and the candidate.

Item 5:    Election of Four Statutory Auditors

           The terms of office for all the four statutory auditors will expire with the closing of this general meeting.
           Accordingly, we request that four statutory auditors be elected.
           The candidates are shown below. All of them are candidates for external statutory auditors as defined under Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Kabushiki-kaisha."

           Candidate Number: 1
           Name (Date of birth):  Fumio Hasegawa (Feb. 15, 1940)
           Resume:  May 1994        Manager of Management Accounting Division
                                    and Assistant Director of Accounting
                                    Department of Showa Shell Sekiyu K.K.
                    Dec. 1996       Senior Managing Director of Tokyo Shell Pack
                                    K.K.
                    Mar. 2000       (Standing) Statutory Auditor of the Company
                                    (presently)
           Shares held by the candidate:  500 shares

           Candidate Number: 2
           Name (Date of birth):  Sadatoshi Nakayama (Dec. 20, 1951)
           Resume:  June 1984       Registered as a certified public accountant
                    July 1992       President of the Office of Certified Public
                                    Accountant Sadatoshi Nakayama (presently)
                    Mar. 2001       Statutory Auditor of the Company (presently)
           Shares held by the candidate:  0 shares

           Number: 3
           Name (Date of birth):  Yasuo Kameoka (Nov. 12, 1955)
           Resume:  April 1982      Registered as a certified public accountant
                    Sep. 1988       Joined the Office of Certified Public
                                    Accountant Tokuichi Hayashi
                    April 1999      Established Taiko CPA Firm
                                    Representative Employee of Daiko CPA Firm
                                    (presently)
                    Mar. 2001       Statutory Auditor of the Company (presently)
           Shares held by the candidate:  0 shares

           Number: 4
           Name (Date of birth):  Kouji Fujita (June 9, 1962)
           Resume:  April 1989      Admitted to Tokyo Bar Association
                                    Joined Okuno Law Firm (renewed "Okuno Sogo
                                    Law Firm") (presently)
                    April 2000      Statutory Auditor of K.K. Toei Jutaku
           Shares held by the candidate:  0 shares

           Note: There exist no special common interests between the Company and the respective candidates.

Press Release
-------------

          Notice of the Issuance of Bonds with Subscription Warrants pursuant to the "Incentive Plan"


Tokyo, Japan - March 26, 2002 - Trend Micro Inc. (NASDAQ:TMIC, Tokyo TSE:4704), a leading provider of antivirus and Internet content security software, today adopted the following resolutions regarding the issuance of bonds with subscription warrants at the meeting of the Board of Directors of the Company held on March 26, 2002.

         Pursuant to the Company's "Incentive Plan for the Year 2002," the purpose of the issuance of the bonds with subscription warrants is to grant the subscription warrants to certain directors and employees of the Company as well as to officers and certain employees of the Company's subsidiaries.

         The summary of the issuance is as follows.

                           Trend Micro Incorporated
     The Summary of the Issuance of the Ninth Series of Unsecured Bonds with
                             Subscription Warrants

1.   Name of the bonds
     Trend Micro Incorporated Ninth Unsecured Bonds with Subscription Warrants

2.   Total aggregate volume of bonds to be issued
     4 billion yen

3.   Price of each bond
     100 million yen

4.   Type of bond
     Only bearer type

5.   Price of bond at issue
     Undecided (It will be decided at the meeting of the Board of Directors to be held on April 2, 2002). (Of which, the bond issue price shall be 100 yen. As a tentative rule, subscription warrant issue price shall be 13 to 18 yen, and it will be decided at the meeting of the Board of Directors to be held on April 2, 2002).

6.   Interest rate
     Undecided (As a tentative rule, it shall be 1.5% to 2.0% per year. It will be decided at the meeting of the Board of Directors to be held on April 2,
     2002).

7.   Redemption price
     100 yen par value of 100 yen

8.   Term of redemption
     April 18, 2006

9.   Application period
     From April 3, 2002 until April 16, 2002

10.  Date of payment
     April 18, 2002

11.  Subscription method
     Daiwa Securities SMBC Co., Ltd. shall purchase the total amount.

12.  Security, guarantee

     There is no collateral or guarantee, and there is no asset serving as a back up for the bonds.

13.  Special agreements
     "Negative Pledge"

14.  Cancellation of the purchase
     From the day after the date of the issuance, as long as the total value of the shares that can be obtained by the then unexercised subscription warrants does not exceed the total value of the outstanding bonds, cancellation of the purchase of the bonds is allowed.

15.  Method and period of interest payment
          (1) From the day after the date of the issuance until the redemption date, the interests will be paid first on October 18, 2002 for all the interest payments due by then, and from thereafter, six-months worth of interest will be paid on every April 18 and October 18.
          (2) If the banks are closed on the day when interests are to be paid, then, the date of interest payment shall be moved to the prior bank business day.
          (3) When paying less-than-six-months worth of interests, interests should be calculated according to the calendar.
          (4)  No interest will be paid after the redemption date.

16.  Place where principal and interest shall be paid
     The registered head office of the Company

17.  Underwriting company
     Daiwa Securities SMBC Co., Ltd.

18.  Regarding subscription warrants
     (1) Ratio of the bond to the share obtained by the subscription warrant For every 100 million yen par value bond price, total issue price of par value shares of common stock issuable upon exercise of the subscription warrant shall be granted 100%. Each subscription warrant certificate represents the right to obtain 1 million yen worth of new shares.

     (2) Total amount of the issue price of shares issuable upon exercise of the subscription warrants
          4 billion yen

     (3) Type of shares issuable upon exercise of the subscription warrant Common stock of the Company

     (4)  Conditions of exercise of the subscription warrants
          Issue price per share ("exercise price") of shares issuable upon exercise of the subscription warrants is undecided. (As a tentative rule, the exercise price shall be the amount which is the closing price per share of the shares of common stock of the Company on the Tokyo Stock Exchange on the day on which the exercise price is decided (if no closing price is reported on such day, the closing price of the immediately preceding such day should be used).

          It will be decided at the meeting of the Board of Directors to be held on April 2, 2002). Number of shares issuable upon exercise of the subscription warrant is as follows:

                          The total value of subscription warrant certificates
                             submitted by the warrantholder for the exercise
                                            of the the warrant
Number of shares   =                        ------------------
                                              Exercise price

     Any fraction less than one share shall be disregarded. The adjustment of the exercise price will take the market-price format.

     (5)  Exercise period of the subscription warrants:
          From April 3, 2003 through April 11, 2006. If bond acceleration occurs, no subscription warrant may be exercised thereafter.

     (6)  Partial exercise of the subscription warrant
          No subscription warrant may be partially exercised.

     (7)  Transfer of the subscription warrants
          Normally, subscription warrants detachable from bonds can be transferred, however, pursuant to the Company's and/or its subsidiary's memorandum, the Company's directors and employees as well as the subsidiary's directors and employees cannot transfer the subscription warrants.

     (8) The portion of the issue price of the shares to be issued upon exercise of the subscription warrant which will not be transferred to stated capital.
          The balance of the exercise price (if adjusted pursuant to 18(4) above, the adjusted exercise price) remaining after deduction of the amount to be transferred to stated capital. The amount to be transferred to stated capital shall mean an amount obtained by multiplying the exercise price (if adjusted pursuant to 18(4) above, the adjusted exercise price) by 0.5, with any fraction of one yen occurring as a result of such calculation to be rounded up to a full yen. However, the amount to be so transferred to stated capital for each such share shall not be below the par value of a share of the par value common stock of the Company.

     (9)  Payment in kind

          Not applicable

     (10) Effectiveness of exercise of the subscription warrants
          The exercise of the subscription warrants shall become effective if the certificate evidencing the relevant subscription warrant, documents required for exercise of the subscription warrant and cash payment reach the handling agent.

     (11) Dividends payable on shares to be issued upon exercise of the subscription warrants.
          Any annual dividend or interim dividend payable on shares issuable upon exercise of the subscription warrants with respect to the Dividend Accrual Period (as defined below), during which the relevant date of exercise falls, shall be paid for the full Dividend Accrual Period as if the exercise had taken effect at the beginning of such Dividend Accrual Period. The "Dividend Accrual Period" means each six-month period ending on June 30 and December 31 in each year.

     (12) Place for accepting the request for exercise of the subscription warrant
          The registered head office of the Company

     (13) The handling agent resulting from exercise of the subscription warrant The registered head office of UFJ Trust Bank Limited.

     (14) Method of delivery of share certificates
          Share certificates will be delivered by the corporate agency department of UFJ Trust Bank Limited as soon as after the relevant subscription warrant is exercised. No certificates will be issued for any fractional shares.

19.  Registration agency
     The company has not appointed a registration agency of the bond.

20. Any other matters required for the issuance of the Bonds of Subscription Warrants will be decided at a meeting of the Company's board of directors to be held hereafter and entrusted to the representative director of the Company.

21. The subscription warrants to be issued by the Company will be fully repurchased by the Company from Daiwa Securities SMBC Co., Ltd. Then, they will be partly granted to certain directors of the Company as part of director compensations and partly offered to certain employees of the Company and to the Company's subsidiaries.

Offering of Subscription Warrants for Sale
------------------------------------------

1.   Name of certificates
     Trend Micro Incorporated Subscription Warrants (Ninth)

2.   Holder of certificates to be sold
     Trend Micro Incorporated

3.   Number of certificates to be sold
     3,680

4.   Minimum unit for application
     One certificate

5.   Period during which applications will be accepted
     From April 3, 2002 through April 16, 2002

6.   Date of delivery
     April 19, 2002

7.   Place where applications will be accepted
     At the holder of certificates as stated in 2 above

8.   Miscellaneous

     (1) Offering price per certificate, the aggregate offering prices and other details will be decided at the meeting of the Board of Directors to be held on April 2, 2002.
     (2) This offer for sale will be made to certain employees of the Company and to the Company's subsidiaries.


About Trend Micro, Inc.
Trend Micro is a worldwide leader in network antivirus and Internet content security and the global leader in server-based antivirus and Internet content security products and services. The Tokyo-based Corporation has its North American headquarters in Cupertino, CA and business units worldwide. Trend Micro products and services are sold directly, and VARs and managed service providers.

For additional information and evaluation copies Trend Micro products, visit

www.trendmicro.com.

For additional information contact:
Mr.Mahendra Negi
Chief Financial Officer/IR Officer
phone: +81-3-5334-4899
fax: +81-3-5334-4874
ir@trendmicro.co.jp